Jefferies Group, Inc.
520 Madison Avenue
New York, New York 10022
May 20, 2009
Via EDGAR — CORRES
Kevin Woody
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Jefferies Group Inc. Form 10-K for the fiscal year ended December 31, 2008 Filed February 27, 2009 File Number 001-14947
Dear Mr. Woody:
          Reference is made to the comments of the staff of the Securities and Exchange Commission with respect to the above-referenced Annual Report on Form 10-K in the letter dated May 7, 2009, addressed to Mr. Peregrine C. Broadbent, Chief Financial Officer of Jefferies Group, Inc.
          The staff’s comments in the comment letter are copied below in italics for your reference, and are followed by our response. The captions below correspond to those used in the comment letter.
Form 10-K for the year ended December 31, 2008
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Analysis of Financial Condition and Capital Resources, page 40
1.	We note that your long-term debt ratings have been downgraded since 2007. Please tell us why management did not consider this a material trend or uncertainty that should be discussed in the MD&A section. In addition, please tell us what consideration you gave to discussing the downgrade in your risk factors section.

While we did not disclose the downgrades of our long-term debt ratings that occurred at different points during 2008 and 2009, we did disclose our current long-term debt ratings as of the date of our 10-K filing on page 39. We recognize the importance of discussing our capital and funding resources to aid the reader’s understanding; and therefore, in the context of disclosing our current ratings, we included the following discussion on page 39 in our Liquidity and Capital Resource section of our MD&A:

We rely upon our cash holdings and external sources to finance a significant portion of our day-to-day operations. Access to these external sources, as well as the cost of that financing, is dependent upon various factors, including our debt ratings. Our current debt ratings are dependent upon many factors, including industry dynamics, operating and economic environment, operating results, operating margins, earnings trend and volatility, balance sheet composition, liquidity and liquidity management, our capital structure, our overall risk management, business diversification and our market share and competitive position in the markets in which we operate. Deteriorations in any of these factors could impact our credit ratings thereby increasing the cost of obtaining funding and impacting certain trading revenues, particularly where collateral agreements are referenced to our external credit ratings.

We will consider additional disclosures in our risk factors section in future filings.
Contractual Obligations and Commitments, page 40
2.	Please tell us what consideration you gave to disclosing whether these purchases of specified auction rate securities at par value were required under any agreement. To the extent these purchases were not required, consider providing disclosure about the reasons for the purchase. Additionally, please tell us what consideration you gave to disclosing management’s intent to purchase auction rate securities at par value in the future.

Our purchases of specified auction rate securities were not required under any agreement. Our reason for offering to repurchase the auction rate securities was to provide liquidity to our individual customers. As these repurchases were not contractual commitments, we do not believe discussion of the reasons for the purchases were necessary as a disclosure of a material contingency. We disclosed the purchases as a subsequent event because it represented a significant increase in our Level 3 securities.

We have no intention to purchase additional auction rate securities from our customers, although we may do so in the future for any number of reasons. We note that in the first quarter, we purchased an additional $3.2 million of auction rate securities at par from customers, again not required by any agreement. We do not think that these considerations rise to the level of required disclosure.
Financial Statements
Consolidated Statement of Earnings
3.	We note that you disclose that equity method gains and losses on JFIN are included in principal transactions in the Consolidated Statements of Earnings. Please tell us how you complied with Rule 5-03 of Regulation S-X, or tell us why you believe it was not necessary to present these gains and losses as a separate line item captioned equity in earnings of unconsolidated subsidiaries.

We have not presented our equity method gains and losses on JFIN as a separate line item below Income tax expense as outlined in Rule 5-03 of Regulation S-X. As noted by Rule 5-03(b)(13) and by reference to Rule 4-01(a), this item may be presented in a different position and a different manner. Accordingly, we believe that our equity method gains and losses on JFIN are part of our Net revenues as JFIN’s underwriting and syndication businesses from which the equity method gains and losses are derived are similar to those of our Capital Markets segment. Additionally, we view and evaluate our equity method in JFIN in a like manner with our “Investments at fair value,” for which the related changes in fair value are a component of our Net revenues. Accordingly, we find this presentation to be most meaningful for our users.

We note that the presentation of equity method gains and losses within Net revenues is consistent with the presentation utilized by other registrants who have sole or significant investment banking and sales and trading operating segments, whom we consider our direct competitors.

In future filings, we will disclose the equity method gains and losses on JFIN within Other income (loss) within Net revenues and prior periods will be reclassified to conform to the current presentation. Additionally, we will consider in the future providing supplemental disclosure regarding JFIN’s results of operations in the footnotes to the financial statements included in our Annual Report on Form 10-K.
Notes to Consolidated Financial Statements
(11) Minority Interest, page 82
4.	Please tell us why you have classified your entire minority interest balance within total liabilities on your balance sheet as it appears that only certain amounts would be considered liabilities under SFAS 150. If the entire minority interest balance is considered liabilities please tell us why a portion of the balance will be reclassified to equity upon adoption of SFAS 160 as it would appear that paragraph 27 of SFAS 160 would prohibit that reclassification.

With the adoption of SFAS 160 as presented in our Form 10-Q for the quarterly period ended March 31, 2009, all periods have been conformed such that a portion of the previous minority interest balance is classified within liabilities and a portion is classified within stockholders’ equity. Third party interests in consolidated subsidiaries that meet the definition of a mandatorily redeemable financial interest of $280.9 million remain presented within Total liabilities on the Consolidated Statements of Financial Condition and $287.8 million of Minority interest has been reclassified from Total liabilities to Noncontrolling interests as a component of Stockholders’ equity at December 31, 2008. Prior to the adoption of SFAS 160, these Noncontrolling interests were presented within Other liabilities as authoritative literature did not provide definitive guidance on the classification of minority interest and minority interest has been presented as a liability by some practicioners as noted in AICPA Technical Practice Aid 1400.24.
(16) Commitments, Contingencies and Guarantees, page 87
5.	In light of your purchase of specified auction rate securities at par value, please tell us what obligations you have, if any, to purchase additional auction rate securities. To the extent you are obligated to purchase additional auction rate securities, please tell us why you have excluded this exposure from your summary of commitments and guarantees. Additionally, please tell us how you have accounted for this expense.

We have no obligation to purchase auction rate securities at par and, therefore, there are no commitments to be disclosed or expense to be recorded.
Signatures, page 105
6.	Please tell is whether Peregrine Broadbent is also your principal accounting officer or controller. See General Instruction D(2)(a) of Form 10-K.

Peregrine Broadbent is also our principal accounting officer. We announced on Form 8-K filed on October 11, 2007 that we appointed Peregrine Broadbent to the position of Chief Financial Officer and that Mr. Broadbent will also serve as our principal accounting officer.
          We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Please feel free to contact the undersigned at 310-914-1373 with any questions.

Sincerely,
/s/ Roland T. Kelly

Roland T. Kelly
Assistant Secretary